| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-52032 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMMERCE ONE FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6800 Jericho Turnpike
(No. and Street)

| Syosset | NY | 11791 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Thomas Jennings | 516-227-2277 | tjennings@commerceonefinancial.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

| 100 Horizon Center Blvd. | Hamilton | NJ | 08691 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2024 | 7259 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Thomas Jennings, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commerce One Financial, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDA M FEINGLASS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FE6061612
Qualified in Suffolk County
Commission Expires July 16, 2027

Signature: [signature]

Title: President

Linda M. Feinglass
Notary Public March 19 2026

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMERCE ONE FINANCIAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

**Ferrara CPA**
100 Horizon Center Blvd.
Hamilton, NJ 08691
**Tel:** 609-865-5391
**Fax:** 609-435-3422

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholder of Commerce One Financial, Inc.

### Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Commerce One Financial, Inc. as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Commerce One Financial, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Commerce One Financial, Inc.'s management. My responsibility is to express an opinion on Commerce One Financial, Inc.'s financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Commerce One Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

*Ferrara CPA*

I have served as Commerce One Financial, Inc.'s auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 15, 2026

COMMERCE ONE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

| | | |
|---|---|---|
| Cash | $ 9,978 | |
| Accounts receivable from clearing organization | 125,438 | |
| Property and equipment, at cost, less accumulated depreciation and amortization $8,899 | - | |
| Operating lease right-of-use asset | 27,738 | |
| Security deposit | 8,081 | |
| TOTAL ASSETS | | $ 171,235 |

LIABILITIES AND SHAREHOLDER EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ 34,524 | |
| Operating lease liability | 30,899 | |
| Total Liabilities | | $ 65,423 |
| COMMITMENTS AND CONTINGENCIES | | |
| SHAREHOLDER EQUITY | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | 15,000 | |
| Additional paid-in-capital | 183,180 | |
| Accumulated Deficit | (92,368) | |
| Total Shareholder Equity | | 105,812 |
| TOTAL LIABILITIES AND SHAREHOLDER EQUITY | | $ 171,235 |

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Commerce One Financial, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company has offices in Jericho, New York and derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company considers cash in bank deposit accounts and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

OPERATING LEASE ASSETS/LIABILITY
The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 6, Commitments and Contingencies, for more discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

OPERATING LEASE ASSETS/LIABILITY (continued)
The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

FINANCIAL INSTRUMENTS
The Company's financial instruments include cash, accounts receivable from clearing organization and account payable for which carrying values approximate fair values due to the short maturities of those instruments.

REVENUE RECOGNITION
The Company records securities transactions and related revenue and expenses on a trade-date basis. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

SUBSEQUENT EVENTS
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through February , 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

RECEIVABLE FROM CLEARING ORGANIZATION
The Company maintains a brokerage account with a clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided by the straight-line method over the estimated useful lives of the assets. Management has elected to write off the entire amount using accelerated depreciation in accordance with IRC section 179.

INCOME TAXES
The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2025.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES (continued)

The shareholder has elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes.  As such, the Company's income or loss and credits will be passed through to the shareholder and combined with his other personal income and deductions to determine taxable income on his individual tax return. Recently issued guidance by the FASB on Uncertainty in Income Taxes has no effect on the Company's financial statements principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files a U.S. federal income tax return and state income tax return in New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2022 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions.  These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2025, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2025, the Company was not exposed to such risk.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $97,731, which was $92,731 in excess of its required net capital of $5,000.  The Company's aggregate indebtedness to net capital ratio was .3533 to 1.00.

4.   RECEIVABLE FROM CLEARING ORGANIZATION

The receivable balance from the clearing organization has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.  The Company's clearing agent agreement requires that the Company maintain a collateral deposit of $25,000. The collateral deposit balance as of December 31, 2025 is $25,496 and is included in the receivable.

5. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

|  | estimated useful life-years |  |  |
|---|---|---|---|
| Furniture, fixtures, equipment, and leasehold improvements | 5-7 years | $ | 8,899 |
| Less: Accumulated depreciation and amortization |  |  | 8,899 |
| Net property and equipment |  | $ | 0 |

6. COMMITMENTS AND CONTINGENCIES

OPERATING LEASE – FASB ASC 842

The Company is obligated under a non-cancelable operating lease for office space in New York expiring June 30, 2026.

| Lease expense | $ 55,996 |
|---|---|
| Other information |  |
| Operating cash flows from operating leases | 56,688 |
| Weighted-average remaining lease term in years for operating leases | 3.50 |
| Weighted-average discount rate for operating leases | 4.00% |

| Maturity Analysis 2026-12 | $ 31,158 |
|---|---|
| Total undiscounted cash flows | 31,158 |
| Less: present value discount | ( 260) |
| Total lease liabilities | $ 30,898 |

7. BROKER DEALER – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of one class of service which is agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.